SECURITIES EXCHANGE ACT OF 1934
Release No. 60029 / June 3, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13471

In the Matter of
 	
FCF, Inc.,
FI Liquidating Co., Inc.,
Fields Aircraft Spares, Inc., and
First Dynasty Mines, Ltd.
  (n/k/a Sterlite Gold Ltd.),
 	
      Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO FIRST DYNASTY MINES, LTD. (n/k/a STERLITE GOLD LTD.)

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by First Dynasty Mines, Ltd. (n/k/a Sterlite Gold Ltd.) ("First Dynasty" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on May 14, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to First Dynasty Mines, Ltd. (n/k/a Sterlite Gold Ltd.)("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

     1.   First Dynasty[2] (CIK No. 798291) is a Yukon corporation located in Toronto, Ontario, Canada with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).

     2.   First Dynasty has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-16 thereunder because it has not filed any periodic reports with the Commission since the period ended December 31, 1999.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of First Dynasty's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                         Elizabeth M. Murphy
                         Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

[2] After changing its name to Sterlite Gold Ltd., First Dynasty again changed its name in the records of the Yukon Territory to Geopromining Gold Ltd.